Item 77E

Legal Proceedings
AllianceBernstein Select Investor Series, Inc. (the "Company")

As has been previously reported in the press, the Staff of the U.S. securities and Exchange Commission ("SEC") and the New York Attorney General's Office ("NYAG") have been investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that Alliance Capital Management L.P. ("Alliance Capital"), the Adviser of each Fund(each a "Fund") comprising the Company, provide information to them. Alliance Capital has been cooperating and will continue to cooperate with all of these authorities.

On December 18, 2003, Alliance Capital confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of "market timing" mutual fund shares in some of the AllianceBernstein Mutual Funds. The agreement with the SEC is reflected in an Order of the Commission ("SEC Order"). The agreement with the NYAG is subject to final, definitive documentation. Among the key provisions of these agreements are the following:

(i) Alliance Capital agreed to establish a $250 million fund (the "Reimbursement Fund") to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the SEC Order. According to the SEC Order, the Reimbursement Fund is to be paid, in order of priority, to fund investors based on (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

(ii) Alliance Capital agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds, commencing January 1, 2004, for a period of at least five years.
The determination of which funds will have their fees reduced and to what degree is subject to the terms of the definitive agreement with the NYAG; and

(iii) Alliance Capital agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order contemplates that Alliance Capital's registered investment company clients, including the Company, will introduce governance and compliance changes.

In anticipation of final, definitive documentation and effective
January 1, 2004, the Adviser began waiving a portion of its Basic
Advisory Fees (please refer to the schedule of fees below for details).

The special committee of Alliance Capital's Board of Directors, comprised of the members of Alliance Capital's Audit Committee and the other independent member of the Board, is continuing to direct and oversee an internal investigation and a comprehensive review of the facts and circumstances relevant to the SEC's and the NYAG's investigations.

In addition, the Independent Directors of the Company ("the Independent Directors") have initiated an investigation of the above-mentioned matters with the advice of an independent economic consultant and independent counsel. The Independent Directors have formed a special committee to supervise the investigation.

On October 2, 2003, a putative class action complaint entitled Hindo et al. v. AllianceBernstein Growth & Income Fund et al. (the "Hindo Complaint") was filed against Alliance Capital; Alliance Capital Management Holding L.P.; Alliance Capital Management Corporation; AXA Financial, Inc.; certain of the AllianceBernstein Mutual Funds, including the Company; Gerald Malone; Charles Schaffran (collectively, the "Alliance Capital defendants"); and certain other defendants not affiliated with Alliance Capital. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Mutual Funds. The Hindo Complaint alleges that certain of the Alliance Capital defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Advisers Act. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance Capital, including recovery of all fees paid to Alliance Capital pursuant to such contracts.

Since October 2, 2003, numerous additional lawsuits making factual Allegations similar to those in the Hindo Complaint were filed against Alliance Capital and certain other defendants, some of which name the Company as a defendant. All of these lawsuits seek an unspecified Amount of damages.

As a result of the matters discussed above, investors in the Alliance Bernstein Mutual Funds may choose to redeem their investments. This may require the AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds.


                                                            			SCHEDULE OF FEES

Basic Advisory Fee Rates*
Prior to January 1, 2004

					Average Daily Net Assets

Portfolio

Premier  				1.10%**
Biotech  				1.25%***
Technology				1.25%****



Basic Advisory Fee Rates after Fee Waiver*
Effective January 1, 2004

					Average Daily Net Assets

Portfolio	First $2.5 Billion	Next $2.5 Billion	In Excess of $5 Billion

Premier      .75%				.65%				.60%
Biotech 	 .75%				.65%				.60%
Technology	 .75%				.65%				.60%


*  On an annualized basis.


** Under the terms of an Investment Advisory Agreement, the Fund pays the Adviser a monthly fee at an annualized rate of 1.10% of the Fund's average daily net assets (the "Basic Fee") and an adjustment to the Basic Fee based upon the investment performance of the Class A shares of the Fund in relation to the investment record of the Russell 1000 Growth Index. Effective December 1, 2003, the Adviser has agreed to waive .10% of the base advisory fee. The Basic Fee may be increased to as much as 1.40% annualized or decreased to as little as .80% annualized. The fee will equal 1.10% annualized if the performance of Class A shares equals the performance of the Index. The performance period for each month during the year will be a rolling 36 month period ending with the current month.


***Under the terms of an Investment Advisory Agreement, the Fund pays the Adviser a monthly fee at an annualized rate of 1.25% of the Fund's average daily net assets (the "Basic Fee") and an adjustment to the Basic Fee based upon the investment performance of the Class A shares of the Fund in relation to the investment record of the NASDAQ Biotechnology Index (the "Index"). The Basic Fee may be increased to as much as 1.75%, annualized, or decreased to as little as .75%, annualized, based on the investment performance of the Class A shares of the Fund in relation to the investment record of the Index. The fee will equal 1.25%, annualized, if the performance of Class A shares equals the performance of the Index. The performance period for each month during the year will be a rolling 36-month period ending with the current calendar month.


**** Under the terms of an Investment Advisory Agreement, the Fund pays the Adviser a monthly fee at an annualized rate of 1.25% of the Fund's average daily net assets (the "Basic Fee") and an adjustment to the Basic Fee based upon the investment performance of the Class A shares of the Fund in relation to the investment record of the NASDAQ Composite Index (the "Index"). The Basic Fee may be increased to as much as 2.00% annualized or decreased to as little as .50% annualized. The fee will equal 1.25% annualized if the performance of Class A shares equals the performance of the Index. Prior to March 1, 2003, the basic fee was determined at an annualized rate of 1.50% of the Fund's average daily net assets and an adjustment to the Basic Fee of plus or minus 1.00%. The performance period for each month during the year will be a rolling 36 month period ending with the current month.